

Ian Balina · 3rd

Founder and CEO at Token Metrics

Washington, District of Columbia, United States · **Contact info**

500+ connections

 Token Metrics

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Experience



Founder and CEO
Token Metrics
Nov 2018 – Present · 2 yrs 11 mos

A data-driven investment research platform for crypto. Leverage analytics and machine learning to become a better investor.



General Partner
100X Advisors
Jun 2018 – Present · 3 yrs 4 mos

100X advisors is a full-service blockchain advisory firm focused on helping mature infrastructure projects blossom on a global level by leveraging one-of-a-kind business relationships with innovative growth strategies.



Cryptocurrency Investor, Advisor, and Evangelist
Diary of a Made Man
Feb 2017 – Present · 4 yrs 8 mos
Washington D.C. Metro Area

Ian Balina is an influential Blockchain and Cryptocurrency Investor, Advisor, and Evangelist. He has appeared in The Wall Street Journal, Forbes, CNBC, Huffington Post, The Street, INC and Entrepreneur Magazine for his work in analytics, cryptocurrencies, and entrepreneurship.

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    +2



IBM
4 yrs 4 mos

IBM Open Source Analytics Sales Executive
Jun 2016 – Sep 2017 · 1 yr 4 mos
Washington D.C. Metro Area

Principal sales technologist that sells, evangelizes and builds excitement and passion around IBM Analytics, Cloud and SaaS (Software as a Service) offerings.

Covering North America for Retail, Consumer Products, Travel and Transportation industries.

 Intro to Big Data Analytics and the...

 IBM and Spark: The start of something bi...

IBM Watson Analytics Technical Sales Engineer
Jun 2013 – May 2016 · 3 yrs
Washington D.C. Metro Area

2015 IBM Hundred Percent Club Awardee - Achieved 194% of annual sales quota in 2015 covering Mid-Atlantic region, and recognized as one of IBM's best 500 employees.

Technical pre-sales sales engineer and evangelist for IBM Analytics. Duties consist ...see more

   



Founder
Peer Hustle
Apr 2015 – Oct 2016 · 1 yr 7 mos
Washington D.C. Metro Area

Peer Hustle is an on-demand skills marketplace for on-demand freelancers. Peer Hustle simplifies the process of becoming a local freelancer, and hiring local freelancers, by converting regular citizens into peer-to-peer micro-entrepreneurs within cities. In addition to helping peers quickly hire local freelancers in their local area based on skill-sets, P ...see more

 Peer Hustle | Skills
Marketplace for On-...

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Education


The George Washington University
Master of Science (MS), Computer Engineering
2010 – 2012
Activities and Societies: National Society of Black Engineers (NSBE)


The George Washington University
Bachelor of Science (BS), Computer Engineering
2006 – 2010
Activities and Societies: National Society of Black Engineers (NSBE)

Licenses & certifications


Analytics Platform Portfolio - Advocate 2016
IBM
Issued Jan 2017 · No Expiration Date
See credential


IBM Analytics Platform Foundations
IBM
Issued Nov 2016 · No Expiration Date
See credential


IBM Watson Data Platform Foundations
IBM
Issued Oct 2016 · No Expiration Date
See credential

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